

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 5, 2009

Mr. Anastasios Kyriakides
Chief Executive Officer
Interlink Global Corporation
1100 NW 163 Drive
Miami, Florida 33169

      Re: **Interlink Global Corporation**
              Item 4.01 Form 8-K
              Filed: December 11, 2008
              File No. 33-20033-D

Dear Mr. Kyriakides:

     We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

                          Sincerely,

                          Robert Littlepage
                          Accountant Branch Chief